                               NORAND CORPORATION
                            550 Second Street, S.E.
                            Cedar Rapids, Iowa 52401

                            ------------------------

                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                            ------------------------

    This Information Statement, which is being mailed on or about January 24, 1997 to the holders of shares of the common stock, par value $0.01 per share (the "Common Stock") of Norand Corporation, a Delaware corporation (the "Company"), is being furnished in connection with the designation by Western Atlas Inc., a Delaware corporation ("Parent"), of persons (the "Parent Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of January 21, 1997 (the "Merger Agreement") among the Company, Parent and WAI Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser").

    Pursuant to the Merger Agreement, among other things, the Purchaser commenced a tender offer on January 24, 1997 to purchase all of the issued and outstanding shares (the "Shares") of the Common Stock at a price of $33.50 per Share, net to the seller in cash, as described in the Purchaser's Offer to Purchase dated January 24, 1997 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday February 21, 1997, unless extended. The Offer is subject to, among other things, the condition that a number of Shares representing not less than a majority of the Company's outstanding Shares on a fully diluted basis being validly tendered prior to the expiration of the Offer and not withdrawn (the "Minimum Condition"). The Merger Agreement also provides for the merger (the "Merger") of Purchaser with and into the Company as soon as practicable after the consummation of the Offer. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation and a wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent, Purchaser, in the treasury of the Company or by any subsidiary of Parent, Purchaser or the Company, all of which will be cancelled, and other than Shares, if any, held by stockholders who have perfected rights as dissenting stockholders under Delaware law) will be converted into the right to receive cash in the amount of $33.50.

    Following the election or appointment of the Parent Designees and prior to the Effective Time, any amendment or termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or the Purchaser, waiver of any of the Company's rights under the Merger Agreement or any other action by the Company concerning this Agreement or any of the transactions contemplated by the Merger Agreement, will require the concurrence of a majority of the directors of the Company then in office who were not designated by Parent.

    The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Tender Offer Statement on Schedule 14D-1 of Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Sections 8 and 9 of the Offer to Purchase.

    No action is required by the stockholders of the Company in connection with the election or appointment of the Parent Designees to the Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

    The information contained in this Information Statement concerning the Parent, the Purchaser and the Parent Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of the Purchaser and the Parent are located at 360 North Crescent Drive, Beverly Hills, California 90210-9867.

GENERAL

    The Shares of Common Stock are the only class of voting securities of the Company outstanding. Each Share is entitled to one vote. As of January 17, 1997, there were 7,842,905 Shares outstanding. The Board currently consists of five
(5) members. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

    The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares representing at least a majority of the Shares then actually outstanding, the Company shall, upon the request of Parent, take all actions necessary to cause a majority of the directors of the Company to consist of the Parent Designees, including by accepting the resignations of those incumbent directors designated by the Company or increasing the size of the Board and causing the Parent Designees to be elected.

    Parent has informed the Company that each of the Parent Designees listed below has consented to act as a director of the Company.

    It is expected that the Parent Designees may assume office at any time following the purchase by Purchaser of such number of Shares that satisfies the Minimum Condition, which purchase cannot be earlier than February 21, 1997, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board.

    Biographical information concerning each of the Parent Designees and the Company's directors and executive officers is presented below.

PARENT DESIGNEES

    ALTON J. BRANN. Mr. Brann has been a director, Chairman of the Board and Chief Executive Officer of Parent since 1994. Mr. Brann was the Chairman of the Board of Litton Industries, Inc. from 1994 to 1995, the Chief Executive Officer of Litton from 1992 to 1994, and President of Litton from 1990 to 1994.

    MICHAEL E. KEANE. Mr. Keane has been Senior Vice President and Chief Financial Officer of Parent since 1996. Prior to assuming his present position, Mr. Keane served as Vice President and Treasurer from 1994 to 1996, and as Director of Pensions and Insurance of Litton Industries, Inc. from 1991 to 1994.

    NORMAN L. ROBERTS. Mr. Roberts has been Senior Vice President and General Counsel of Parent since 1994. Prior to assuming his present position, Mr. Roberts served as Senior Vice President and General Counsel of Litton Industries, Inc. from 1990 to 1994.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                                                    BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS
                     NAME                            AGE                         AND OTHER INFORMATION
-----------------------------------------------      ---      -----------------------------------------------------------
N. Robert Hammer...............................       54      Mr. Hammer has been Chairman, President and Chief Executive
                                                              Officer of the Company since 1988. Mr. Hammer received a
                                                              Bachelor of Science degree from Columbia University in
                                                              1965, and a Master of Business Administration degree from
                                                              Columbia University in 1967.

Keith B. Geeslin...............................       43      Mr. Geeslin has been a director of the Company since 1988.
                                                              Mr. Geeslin is a General Partner of the Sprout Group, a
                                                              division of DLJ Capital Corporation, where he has been
                                                              employed since 1984. In addition, he is a General Partner
                                                              of the general partner of a series of investment funds
                                                              managed by the Sprout Group. In addition to the Company,
                                                              Mr. Geeslin is a director of Actel Corporation, SDL, Inc., and several privately-held companies. Mr. Geeslin received a Bachelor of Science, Electrical Engineering degree from
                                                              Stanford University in 1975, a Master of Arts, Philosophy,
                                                              Politics and Economics degree from Oxford University in
                                                              1977, and a Master of Science, Engineering-Economic Systems
                                                              degree from Stanford University in 1978.

                                                                    BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS
                     NAME                            AGE                         AND OTHER INFORMATION
-----------------------------------------------      ---      -----------------------------------------------------------
Charles G. Moore III...........................       53      Mr. Moore has been a director of the Company since 1988 and
                                                              Senior Director since January 1996. Since March 1994, Mr.
                                                              Moore has been president of Little Diamond Island
                                                              Enterprises, a venture capital investment firm. Mr. Moore
                                                              was Chairman and Chief Executive Officer of Digital
                                                              Communications Associates, Inc., a manufacturer of hardware and software products for the personal computer networking environment, from November 1993 to March 1994. From January
                                                              1982 to June 1993 Mr. Moore was a General Partner of Welsh,
                                                              Carson, Anderson & Stowe, a venture capital investment
                                                              firm. Mr. Moore serves on the board of directors of one
                                                              privately-held company. Mr. Moore received a Bachelor of
                                                              Arts, Mathematics degree from Dartmouth College in 1965 and
                                                              Master of Science and Ph.D., Computer and Communications
                                                              degrees from the University of Michigan in 1967 and 1971,
                                                              respectively. From 1972 to 1975, Mr. Moore served on the
                                                              faculty of Cornell University in the Department of Computer
                                                              Science.

Fred W. Wenninger..............................       57      Mr. Wenninger has been a director of the Company since
                                                              1989. Since August 1995, Mr. Wenninger has served as
                                                              President and Chief Executive Officer of Keytronic Corp., a
                                                              manufacturer of computer keyboards. From May 1989 to
                                                              December 1993, Mr. Wenninger was President and from May
                                                              1989 to October 1993 he was also Chief Executive Officer of
                                                              Iomega Corporation, a computer disk drive manufacturer. Mr.
                                                              Wenninger is also a director of Keytronic Corp. and Hach
                                                              Company. Mr. Wenninger received a Bachelor of Science,
                                                              Physics degree and Master of Science and Ph.D., Engineering degrees from Oklahoma State University in 1959, 1962 and
                                                              1964, respectively.

                                                                    BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS
                     NAME                            AGE                         AND OTHER INFORMATION
-----------------------------------------------      ---      -----------------------------------------------------------
Hatim A. Tyabji................................       51      Mr. Tyabji has been a director of the Company since March
                                                              1995. Mr. Tyabji is Chairman, President and Chief Executive
                                                              Officer of VeriFone, Inc., a global provider of transaction automation solution for the delivery of electronic payment services; he has been President and CEO since 1986 and
                                                              Chairman since 1992. Mr. Tyabji earned a Bachelor of
                                                              Science, Electrical Engineering degree from the College of
                                                              Engineering in Porrna, India, in 1967, a Master of Science,
                                                              Electrical Engineering degree from the State University of
                                                              New York at Buffalo in 1969, and a Master of Business
                                                              Administration from Syracuse University in 1975. Mr. Tyabji is also a graduate of the Stanford Executive Program.

                      MEETINGS AND COMMITTEES OF THE BOARD

    The Board of Directors has two standing committees: the Audit Committee and the Compensation Committee. The Board of Directors does not have a Nominating Committee. During the fiscal year ended August 31, 1996, the Board of Directors met eight times, the Audit Committee met three times, and the Compensation Committee met four times. During 1996, all directors attended at least 75% of the meetings of the Board of Directors and the committees thereof on which they served.

    The duties of the Audit Committee are to review the scope of the annual audit and interim procedures with the independent auditors; consult with the auditors during any annual audit or interim procedures on any situation that the auditors deem advisable for resolution prior to the completion of the audit or procedures; meet with the auditors to appraise the effectiveness of the audit effort; determine that no restrictions were placed by management on the scope of the examination or its implementation; inquire into the effectiveness of the Company's accounting and internal control functions; review with the auditors and management any registration statement in connection with the public offering of securities and such other financial reports as the committee or the Board of Directors deems advisable; report to the Board of Directors on the results of the committee's activities; and recommend to the Board of Directors any changes in the appointment of independent auditors that the committee deems to be in the best interest of the Company and its stockholders. The members of the Audit Committee are Messrs. Geeslin and Moore.

    The duties of the Compensation Committee are to make recommendations to the Board of Directors concerning the salaries of the Company's officers; to exercise the authority of the Board of Directors concerning the Company's benefit plans, including those plans limited in application to the Company's officers and senior management; to serve as the administration committee of the Company's compensation plans; and to advise the Board of Directors on other compensation and benefit matters. The members of the Compensation Committee are Messrs. Geeslin, Moore, and Tyabji.

                 OWNERSHIP OF THE CAPITAL STOCK OF THE COMPANY

    The following table sets forth information with respect to the number of shares of Common Stock beneficially owned by (i) each director of the Company,
(ii) the five executive officers of the Company named in the table under "Compensation of Directors and Executive Officers--Summary Compensation Table,"
(iii) all directors and executive officers of the Company as a group, and (iv) based on information available to the Company and a review of statements filed with the Commission pursuant to Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person that owns beneficially (directly or together with affiliates) more than 5% of the Common Stock, in each case as of November 8, 1996 (unless otherwise noted). The Company believes that each individual or entity named has sole investment and voting power with respect to shares of Common Stock indicated as beneficially owned by them, except as otherwise noted.

                                                                                      COMMON STOCK
                                                                                      BENEFICIALLY     PERCENTAGE
NAME                                                                                    OWNED(1)      OWNERSHIP(1)
-----------------------------------------------------------------------------------  --------------  ---------------
N. Robert Hammer (2)...............................................................        386,509           4.98%

Keith B. Geeslin (3)...............................................................          9,600              *

Charles G. Moore III (4)...........................................................         20,382              *

Fred W. Wenninger (5)..............................................................          7,665              *

Hatim A. Tyabji (6)................................................................          1,700              *

Scott D. Mercer (7)................................................................          5,139              *

Alan G. Bunte (8)..................................................................         25,842              *

John A. Niemzyk (9)................................................................          8,048              *

Thomas O. Miller (10)..............................................................         36,880              *

All directors and executive officers as a group (11 persons) (11)..................        407,671           6.56%

Kopp Investment Advisors, Inc. (12)................................................      2,265,014          29.55%

------------------------

*    Represents less than 1% of the outstanding shares of Common Stock.

(1) Calculated pursuant to Rule 13d-3(d) under the Exchange Act. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights, or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

(2) Includes 225,010 shares of Common Stock issuable upon exercise of options, Also includes 1,566 shares of Common Stock owned by members of Mr. Hammer's immediate family that may be deemed to be beneficially owned by Mr. Hammer.

(3)  Includes 3,800 shares of Common Stock issuable upon exercise of options.

(4)  Includes 10,800 shares of Common Stock issuable upon exercise of options.

(5) Includes 6,065 shares of Common Stock issuable upon exercise of options. Also includes 100 shares of Common Stock held by Mr. Wenninger's wife that may be deemed to be beneficially owned by Mr. Wenninger.

(6)  Includes 1,700 shares of Common Stock issuable upon exercise of options.

(7)  Includes 5,139 shares of Common Stock issuable upon exercise of options.

(8)  Includes 21,700 shares of Common Stock issuable upon exercise of options.

(9)  Includes 7,470 shares of Common Stock issuable upon exercise of options.

(10) Includes 26,748 shares of Common Stock issuable upon exercise of options.

(11) Includes 218,136 shares of Common Stock issuable upon exercise of options.

(12) Kopp Investment Advisor, Inc. ("Kopp") filed a Schedule 13G with the Commission indicating beneficial ownership of shares of Common Stock. According to the Schedule 13G and to information supplied to the Company by Kopp, (i) Kopp has shared dispositive power with respect to 2,215,014 shares of Common Stock it beneficially owns and sole dispositive power with respect to 50,000 shares of Common Stock it beneficially owns and (ii) Kopp has sole voting power with respect to 181,000 shares of Common Stock beneficially owned. The number of shares beneficially owned by Kopp is indicated as of October 24, 1996. The address of Kopp is 6600 France Ave. S., #672, Edina, MN 55435.

    Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than the percent of a registered class of the Company's equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors, and greater than ten-percent stockholders are required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

    To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the Company's 1996 fiscal year all Section 16(a) filing requirements applicable to its officers, directors, and greater than ten-percent beneficial owners were complied with except that Mr. John A. Niemzyk and Mr. Scott D. Mercer each filed one report late.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

    The following table sets forth a summary of the annual, long-term, and other compensation for services rendered to the Company for the fiscal year ended August 31, 1996, and the prior two fiscal years paid or awarded to those persons who were, at August 31, 1996: (i) the Company's chief executive officer, and
(ii) the Company's four most highly compensated executive officers other than the chief executive officer (collectively, including the Company's chief executive officer, the "Named Executive Officers").

                                                                              LONG-TERM COMPENSATION
                                                                              ----------------------
                                                    ANNUAL COMPENSATION              AWARDS             PAYOUTS
                                              ------------------------------  ----------------------  ------------
                                                                OTHER ANNUAL   RESTRICTED   OPTIONS/                  ALL OTHER
NAME AND                                      SALARY    BONUS   COMPENSATION  STOCK AWARDS   SARS     LTIP PAYOUTS   COMPENSATION
PRINCIPAL POSITION                      YEAR    ($)      ($)       ($)(1)         ($)        (#)           ($)            ($)
--------------------------------------  ----  -------  -------  ------------  ------------  --------  ------------  -------------
N. Robert Hammer                        1996  340,000     --         --                0      35,100            0        8,269(3)
Chief Executive Officer                 1995  313,333     --         --                0      20,000(2)         0        7,540(3)
                                        1994  300,000  143,000       --                0      12,000            0        6,924(3)

Thomas O. Miller                        1996  200,000     --         --                0      22,975            0        5,592(5)
Senior Vice President                   1995  160,113   17,341       --                0       8,500(4)         0        5,588(5)
                                        1994  141,251   80,000       --                0       8,800            0        5,546(5)

Scott D. Mercer                         1996  152,838   50,760       --                0      16,760            0            0
Vice President, Norand International    1995   93,684   61,260       --                0       4,700(6)         0            0
Corporation                             1994   74,448   18,485       --                0         500            0            0

Alan G. Bunte                           1996  139,833     --         --                0      14,285            0        4,635(8)
Vice President, Strategic Planning      1995  129,833   20,000       --                0       7,000(7)         0        5,465(8)
                                        1994  121,500   41,000       --                0        --              0        3,657(8)

John A. Niemzyk                         1996  133,752     --         --                0      25,415            0        5,491(10)
Vice President, Operations and          1995  117,153   28,000       --                0       4,400(9)         0        4,883(10)
Information Technology and Chief        1994   98,208   26,000       --                0       1,300            0        4,820(10)
Information Officer

(1) During the fiscal years covered, no Named Executive officer received any other annual compensation in an aggregate amount exceeding the lesser of either $50,000 or 10% of his total annual salary and bonus reported in the preceding two columns.

(2) Represents 20,000 options originally authorized pursuant to the Company's Long-Term Performance Program on March 31, 1995, at an exercise price of $35.00, and subsequently cancelled and reissued on May 3, 1995, at a repriced exercise price of $30.25.

(3) Represents the Company's matching contribution to the Company's Section 401(k) deferred compensation plan of $4,750 in 1996, $4,620 in 1995, and $4,620 in 1994, and represents the value of term life insurance provided in excess of $50,000 of $3,519 in 1996, $2,920 in 1995, and $2,304 in 1994.

(4) Represents 8,500 options originally authorized pursuant to the Company's Long-Term Performance Program on March 31, 1995, at an exercise price of $35.00, and subsequently cancelled and reissued on May 3, 1995, at a repriced exercise price of $30.25.

(5) Represents the Company's matching contribution to the Company's Section 401(k) deferred compensation plan of $4,724 in 1996, $5,058 in 1995, and $5,171 in 1994, and represents the value of term life insurance provided in excess of $50,000 of $867 in 1996, $530 in 1995, and $375 in 1994.

(6) Represents 700 options originally authorized pursuant to the Company's Long-Term Performance Program on March 31, 1995, at an exercise price of $35.00, and subsequently cancelled and reissued on May 3, 1995, at a repriced exercise price of $30.25 plus an additional 4,000 options issued on May 17, 1995, at an exercise price of $33.00.

(7) Represents 7,000 options originally authorized pursuant to the Company's Long-Term Performance Program on March 31, 1995, at an exercise price of $35,00, and subsequently cancelled and reissued on May 3, 1995, at a repriced exercise price of $30.25.

(8) Represents the Company's matching contribution to the Company's 401(k) deferred compensation plan of $4,219 in 1996, $5,142 in 1995, and $3,453 in 1994, and represents the value of term life insurance provided in excess of $50,000 of $416 in 1996, $322 in 1995, and $204 in 1994.

(9) Represents 1,400 options originally authorized pursuant to the Company's Long-Term Performance Program on March 31, 1995, at an exercise price of $35.00, and subsequently cancelled and reissued on May 3, 1995, at a repriced exercise price of $30.25 plus an additional 3,000 options issued on June 12, 1995, at an exercise price of $36.13.

(10)Represents the Company's matching contribution to the Company's 401(k) deferred compensation plan of $5,198 in 1996, $4,620 in 1995, and $4,620 in 1994, and represents the value of term life insurance provided in excess of $50,000 of $293 in 1996, $263 in 1995, and $200 in 1994.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

    The following table summarizes the grants of stock options awarded to the Named Executive Officers during the fiscal year ended August 31, 1996, under the Company's 1989 Stock Option Plan and the Company's Long-Term Performance Program.

                                                                                                  POTENTIAL REALIZABLE
                                                                                                    VALUE AT ASSUMED
                                                                                                    ANNUAL RATES OF
                                                         INDIVIDUAL GRANTS                            STOCK PRICE
                                    ------------------------------------------------------------    APPRECIATION FOR
                                                     % OF TOTAL                                      OPTION TERM(2)
                                    OPTIONS/SARS    OPTIONS/ SARS   EXERCISE PRICE   EXPIRATION   --------------------
NAME                                 GRANTED(#)        GRANTED         ($/SH)(1)        DATE        5%($)     10%($)
----------------------------------  -------------  ---------------  ---------------  -----------  ---------  ---------
N. Robert Hammer..................       35,100            6.31%           16.50       03/28/06     364,224    923,016
Thomas O. Miller..................        7,500            1.35%           18.00       02/05/06      84,901    215,155
Thomas O. Miller..................       15,475            2.78%           16.50       03/28/06     160,580    406,943
Alan G. Bunte.....................        5,000            0.90%           18.00       02/05/06      56,600    143,437
Alan G. Bunte.....................        9,285            1.67%           16.50       03/28/06      96,348    244,165
Scott D. Mercer...................       10,000            1.80%           18.00       02/05/06     113,201    286,874
Scott D. Mercer...................        6,760            1.22%           16.50       03/28/06      70,147    177,766
John A. Niemzyk...................       20,000            3.60%           13.25       01/24/06     166,657    422,342
John A. Niemzyk...................        5,415            0.97%           16.50       03/28/06      56,190    142,397

(1) The exercise price equals the last reported sale price of the Common Stock on the Nasdaq National Market System on the date of grant of the options.

(2) The potential realizable dollar value of a grant is the product of: (a) the difference between (i) the product of the per share market price at the time of the grant and the sum of 1 plus the stock appreciation rate compounded annually over the term of the option (here, 5% and 10%), and (ii) the per-share exercise price of the option, and (b) the number of securities underlying the grant at fiscal year-end.

AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END
  OPTION/SAR VALUES

    The following table provides information concerning options exercised by the Named Executive Officers during the fiscal year ended August 31, 1996, and the value at August 31, 1996, of unexercised options.

                                                                                                            VALUE ($) OF
                                                                                            NUMBER OF        UNEXERCISED
                                                                                           UNEXERCISED      IN-THE-MONEY
                                                                                            OPTIONS AT       OPTIONS AT
                                                                                         AUGUST 31, 1996   AUGUST 31, 1996
                                                                                         ----------------  ---------------
                                                      SHARES ACQUIRED        VALUE         EXERCISABLE/     EXERCISABLE/
NAME                                                  ON EXERCISE (#)     REALIZED($)     UNEXERCISABLE     UNEXERCISABLE
---------------------------------------------------  -----------------  ---------------  ----------------  ---------------
N. Robert Hammer...................................              0                 0       112,629/69,971       658/12,504
Thomas O. Miller...................................              0                 0        23,422/39,153        290/5,513
Alan G. Bunte......................................              0                 0        19,193/20,014     10,033/3,308
Scott D. Mercer....................................              0                 0         3,996/19,484        127/2,408
John A. Niemzyk....................................              0                 0         5,914/27,245    39,595/67,179

COMPENSATION OF DIRECTORS

    Non-employee members of the Board of Directors, except Mr. Moore, receive an annual fee of $12,000 (payable $3,000 per quarter) as compensation for their services as directors, a fee of $1,000 for each board meeting attended in person and $750 for each committee meeting attended in person. Mr. Moore serves as Lead Director of the Board of Directors. Mr. Moore receives an annual fee of $24,000 (payable $6,000 per quarter) as compensation for his services as Lead Director, a fee of $2,000 for each board meeting attended in person and $750 for each committee meeting attended in person. Directors are also reimbursed for reasonable costs associated with attendance at board and committee meetings.

    Non-employee members of the Board of Directors also participate in the Company's Stock Option Plan for Non-Employee Directors (the "Plan"), which was adopted by the Board of Directors effective March 16, 1994 (the "Effective Date"), and approved by the stockholders as of December 16, 1994. Pursuant to the Plan, each individual who was a non-employee director as of the Effective Date (Messrs. Geeslin, Moore, and Wenninger) was granted an option to purchase 6,000 shares of Common Stock as of the Effective Date, and each individual who became a non-employee director after the Effective Date was granted an option to purchase 5,000 shares of Common Stock as of the date of his initial appointment as a non-employee director (in each case, the "Initial Grant"). Each non-employee director who continues as a director is automatically granted an option to purchase 2,000 shares of Common Stock on each anniversary of his Initial Grant. In addition, Mr. Moore is automatically granted an additional option to purchase 2,000 shares of Common Stock on each anniversary of his Initial Grant. Options awarded under the Plan become exercisable with respect to one-twentieth of the total shares as of the last day of each quarter anniversary of the date of the award, with the exception of the options awarded in the Initial Grant to non-employee directors who became directors after the Effective Date, which become exercisable with respect to one-fifth of the shares on the first anniversary date of the award and thereafter as to one-twentieth of the total shares as of the last day of each quarter anniversary. Each such option awarded under the Plan bears an exercise price per share of Common Stock equal to the greater of par value or the fair market value of Common Stock on the date the option is granted.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN CONTROL
  ARRANGEMENTS

    The Company's employment policy provides that upon termination, with certain exceptions, each of the Company's vice presidents is entitled to severance pay in the amount of six months pay plus one additional month's pay for each year of service to the Company, not to exceed a combined total of 18 months. In the event of a change in control, enhanced severance may be payable in the event of termination following a change in control on account of certain events, such as elimination of a position, adverse change in duties or compensation, or change in job location. The enhanced severance for vice-presidents is generally equal to two times the employee's annual salary plus bonus, continuation of employee benefits and outplacement services. The Company has entered into an employment agreement with each Named Executive Officer. Each of the agreements contain provisions for payment of a base salary plus bonus, an automobile allowance and reimbursement of certain expenses relating to relocating to Cedar Rapids, Iowa. In addition, pursuant to his employment agreement, Mr. Hammer was granted options for 129,156 shares of Common Stock vesting over a 55-month period beginning April 18, 1989. Mr. Hammer is also entitled pursuant to his employment agreement to termination payments of six months' salary, subject to certain exceptions.

    The Company and Mr. Hammer are also parties to a Change in Control Benefit Agreement pursuant to which Mr. Hammer is entitled to certain benefits in the event of a change in control. Mr. Hammer may be entitled to accelerate up to 100,000 options upon the occurrence of a change in control, if such acceleration does not have an adverse effect on the pooling-of-interest method of accounting. The agreement generally provides that if it is determined that the accelerated vesting upon a change in control of a stock option awarded to Mr. Hammer on September 24, 1996 would be subject to the excise tax imposed by section 4999 of the Internal Revenue Code of 1986, as amended (the "Code") (relating to excess parachute payments), Mr. Hammer will be entitled to a tax-gross up payment in an amount equal to the amount of the excise tax attributable to the accelerated vesting of the option, taxes incurred by Mr. Hammer on the excise tax and any interest or penalties incurred by Mr. Hammer with respect to such excise tax. Pursuant to the Company's Long-Term Performance Program, Mr. Hammer was awarded 100,000 options at an exercise price of $16.00 on September 24, 1996.

    On January 21, 1997, the Company and Mr. Hammer entered into a Consulting and Separation Agreement (the "Separation Agreement"). Pursuant to the Separation Agreement, Mr. Hammer's employment with the Company will terminate at the Effective Time. The Separation Agreement includes an agreement by Mr. Hammer to maintain the confidentiality of certain information and an agreement by Mr. Hammer not to compete with the Company for a period of three years following the Effective Time. Under the Separation Agreement, at the Effective Time Mr. Hammer will receive a payment of $1,000,000 and all unvested Company stock options granted to Mr. Hammer under the Company's Long-Term Incentive Program and the Company's 1989 Stock Option Plan will beome fully vested. The Separation Agreement also provides for the continuation of medical, life and accidental death and dismemberment insurance coverage for Mr. Hammer and his dependents for a period of three years following the Effective Time (which period may be extended by mutual agreement of the parties). The Separation Agreement also provides that for a period of one year commencing at the Effective Time, the Company will retain Mr. Hammer as a consultant for a fee of $800,000 payable at the Effective Time. The Separation Agreement also provides for payment to Mr. Hammer of a tax gross-up payment equal to the amount of excise tax that may be payable by Mr. Hammer under Section 4999 of the Code due to payments under the Separation Agreement and other payments and benefits that may be subject to such taxes. The gross-up payment would also include an amount for interest and penalties relating to payment of the excise tax and such other payments.

BOARD OF DIRECTORS COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee approves all of the policies under which compensation is paid or awarded to the Company's executive officers.

    Under the direction of the Compensation Committee, the Company has implemented compensation practices that seek to enhance the performance of the Company and increase its value to all stockholders. In order to provide information on the compensation practices of the Company, the Compensation Committee has furnished the following report on executive compensation:

    COMPENSATION PHILOSOPHY The Compensation Committee has devoted considerable attention to developing the Company's compensation philosophy which embodies four primary objectives:

    1. to provide incentives based on value delivered to the Company's stockholders and customers;

    2.  to connect individual executive pay action with performance;

    3. to maintain a system of rewards that is competitive with industry standards; and

    4.  to attract, motivate, and retain executives of the highest quality.

    The Company's compensation programs reflect the Compensation Committee's commitment to the mission, values, and performance of the Company. Continual review and refinement of the Company's compensation practices in response to the changing business environment will serve to reinforce this commitment.

    The most important performance yardstick in the Company's compensation program is the Company's ability to deliver value to stockholders through appreciation in share price. On an ongoing basis, the Compensation Committee will test and refine the compensation program to ensure a high correlation between level of compensation and return to stockholders. The Compensation Committee measures the correlation between executive compensation and return to stockholders as a function of Company operating income levels, the performance of operating divisions, and individual performance. Certain goals are set, reviewed, and approved by the Chairman and CEO, and weighted. Achievement of goals triggers executive compensation. Goals include Company operating income threshold levels, sales levels, business and product strategy development, cycle time, total project cost, development and implementation of global support strategies, net contributions margin, expense reduction, and days' sales outstanding objectives. Achieving desirable stockholder returns over a sustained period of time requires management's attention to a number of financial and non-financial strategic elements which enables the Company to focus on the current and long-term requirements of the customer. The Company's compensation program, therefore, focuses executives on actions that directly impact stockholder return in the short-term and long-term and serve the needs of the Company's customers. The impact of executives' actions is measured in terms of profit growth, earnings per share, asset management, and strategic product development and positioning.

    The Compensation Committee uses multiple sources of information to evaluate and establish appropriate compensation practices. While using multiple sources, the Compensation Committee relies on data from benchmark companies within the computer/peripherals industry to assess the Company's relative performance and compensation levels. Benchmark companies were selected by matching multiple criteria including product lines, markets served, revenue size, revenue source, and comparable operations. Consistent with the Compensation Committee's objectives, the Compensation Committee will position its executive compensation targets competitively with the benchmark companies. Annual executive compensation will be below, at or above the competitive target depending on individual and Company performance. Company and individual performance is measured primarily as a function of Company operating income, with thresholds set at the beginning of each fiscal year by the Board of Directors, through the planning and budgeting process.

    The Company's executive compensation program has three components--base salary, annual incentives, and long-term incentives. Base salary and annual incentives are primarily designed to reward current and past performance. Long-term incentives are primarily designed to provide strong incentives for long-term future performance.

    The Compensation Committee strongly believes that incentive compensation should only be awarded with commensurate performance. The Compensation Committee has approved compensation plans which include high minimum levels of performance to ensure that incentives are paid only when truly earned.

    DESCRIPTION OF COMPENSATION PROGRAMS The following briefly describes the role of each element of compensation:

    BASE SALARY Base salary will be at levels sufficient to attract and retain qualified executives. To accomplish these goals, the Compensation Committee has generally targeted base salaries within a competitive range of average base salaries for similar positions in benchmark companies within the computer/peripheral industry. Aggregate base salary increases are intended to parallel increases in the pay levels of the computer/peripheral industry as a whole. Individual executive salary increases will strongly reflect the individual's level of performance as measured against the individual and Company goals discussed above and, to a lesser extent, trends within the industry which reflect salary and total compensation trends in a growth industry.

    ANNUAL INCENTIVE The Company's executive annual incentive plan serves to recognize and reward executives for taking actions that build the value of the Company, generate competitive total returns to stockholders, and provide value-added solutions to the Company's customers. The formula for annual incentive awards recognizes operational and financial goals of significance to the Company. Payments are made based on a combination of corporate and individual performance. Achieving a minimal Company operating income goal is a pre-condition for the awarding of any incentive awards. Individual annual incentive awards are conditioned on achieving certain pre-set objectives.

    LONG-TERM INCENTIVES The Company's Long-Term Performance Program serves to reward executive performance in successfully executing the long-term business strategy and building stockholder value. The program allows for the awarding of incentive stock options, non-qualified stock options, and performance restricted stock. During fiscal year 1996, only stock options were granted to the Company's executive officers. Participation and target awards are determined by the Compensation Committee by benchmarking the Company's performance against other companies within the computer/peripheral industry and against companies providing similar products and services. Awards are based on performance and individual responsibility. Criteria include: performance expectations versus results, significant and strategic contributions towards performance of the Company, and unique core competencies essential to the achievement of the Company's business mission. Awards may exceed targets if all criteria are met.

    COMPENSATION ADMINISTRATION The Compensation Committee follows an annual cycle to administer each of the three components of executive compensation. The integrity of the Company's compensation program relies on an annual performance evaluation process.

    DISCUSSION OF CEO COMPENSATION Consistent with the Company's compensation philosophy, the Compensation Committee managed Mr. Hammer's total compensation during fiscal year 1996 based on overall performance of the Company and on relative levels of compensation for CEOs within the benchmark companies in the computer/peripheral industry. In particular, Mr. Hammer's compensation is based on achievement of goals relating to earnings per share, profit and revenue growth, strategic product development and positioning, and asset management.

    Mr. Hammer is eligible for an annual incentive award of 50% of his base salary, provided that the Company achieves certain revenue and operating income growth thresholds. In fiscal year 1996, Mr. Hammer received no annual incentive award.

    The Compensation Committee took the following fiscal year 1996 compensation actions for Mr. Hammer:

        1. effective September 1, 1995, the Compensation Committee approved a base salary of $340,000 per year.

        2. granted on May 29, 1996, an incentive stock option to purchase 35,100 shares of Common Stock at $16.50 per share. The option will vest 1/20th each quarter through May 29, 2001.

    The primary purpose of this grant was to motivate Mr. Hammer to successfully execute the Company's long-term business strategy and to build stockholder value.

                                          COMPENSATION COMMITTEE,
                                          Keith B. Geeslin
                                          Charles G. Moore III
                                          Hatim A. Tyabji

PERFORMANCE GRAPH

    The following line graph compares the Company's cumulative total stockholder return on its Common Stock since February 2, 1993, the date that the Common Stock began trading, with the cumulative total return of Standard & Poor's 500 Composite Stock Price Index and the Standard & Poor's Technology Sector Index. These comparisons assume the investment of $100 on January 31, 1993, in each index and on February 1, 1993, in the Company's Common Stock and reinvestment of dividends.

                     COMPARISON OF CUMULATIVE TOTAL RETURN

                  COMPARISON OF 43 MONTH CUMULATIVE TOTAL RETURN*
                "AMONG NORAND CORPORATION," THE S & P 500 INDEX
                     AND THE S & P TECHNOLOGY SECTOR INDEX

            NORAND CORPORATION    S & P 500    S & P TECHNOLOGY SECTOR

02/01/1993        100                100              100
Feb-93            116                101              103
May-93            126                104              108
Aug-93            152                108              109
Nov-93            160                106              114
Feb-94            202                110              126
May-94            237                108              122
Aug-94            215                113              131
Nov-94            216                108              133
Feb-95            253                118              146
May-95            213                130              175
Aug-95            248                138              199
Nov-95             95                149              203
Feb-96            116                159              214
May-96            132                167              232
Aug-96            106                164              222

* $100 INVESTED ON 3/01/96 IN STOCK OR ON
  1/01/83 IN INDEX - INCLUDING INVESTMENT OF
  DIVIDEND. FISCAL YEAR ENDING AUGUST 31.